                                                      Filed by ONI Systems Corp.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                              Subject Company: ONI Systems Corp.
                                                    Commission File No.: 0-30633

This filing relates to a written communication concerning the pending merger of CIENA Corporation and ONI Systems Corp. On April 29, 2002, ONI Systems Corp. held a conference call concerning the quarter ended March 31, 2002, the contents of the script of that call follow.

JACKIE COSSMON:

Welcome to the ONI Systems First Quarter financial call. With me today are Hugh Martin, chairman, president & CEO and George Reyes, interim Chief Financial Officer of ONI Systems.

As a public company, we need to remind you that the information discussed in this call contains forward-looking statements about the products and business of ONI Systems as defined within the meaning of Section 21E of the Securities Exchange Act of 1934, and is subject to the safe harbor created by this section. These forward-looking statements include, but are not limited to, statements by Hugh Martin and George Reyes, statements regarding expected revenue, number of customers, financial performance, margin performance, research and development efforts, new products, restructuring plans, future metro optical deployments by service providers, spending by service providers, expected completion of OSMINE certification, future business opportunities and the proposed merger with CIENA. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, but are not limited to, our limited operating history, which makes forecasting our future revenue and operating results difficult, unfavorable economic and market conditions, which could cause our existing and potential customers to delay or forgo purchases of our products, our ability to develop and to achieve market acceptance of new products, our dependence on a small number of customers and our ability to add additional customers. In addition, there are risks and uncertainties associated with the proposed merger with CIENA, including the risk that the merger will not be completed, the expected benefits from the merger will not be achieved and the uncertainty created by the merger will negatively affect our customers' purchasing decisions. These and other risks and uncertainties are described from time-to-time in our filings with the Securities and Exchange Commission, including ONI Systems' annual report on Form 10-K for the year ended December 31, 2001 and other documents on file with the SEC. All forward-looking statements are based on information we have available today and we assume no obligation to update these statements.

I'd also like to point out that, with respect to the proposed ONI/CIENA merger, ONI, its directors, executive officers and certain other members of management and employees may be soliciting proxies from ONI stockholders. CIENA, its directors, executive officers and certain other members of management and employees may be soliciting proxies from CIENA stockholders.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS RELATING TO THE FOREGOING TRANSACTION THAT CIENA FILED WITH THE SEC BECAUSE IT CONTAINS IMPORTANT INFORMATION. THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC BY CIENA AND ONI MAY BE OBTAINED WHEN THEY BECOME AVAILABLE FOR FREE AT THE SEC'S WEB SITE, WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM CIENA OR ONI. REQUESTS TO CIENA MAY BE DIRECTED TO CIENA, 1201 WINTERSON RD., LINTHICUM, MD, 21090-2205, ATTENTION: INVESTOR RELATIONS. REQUESTS TO ONI MAY BE DIRECTED TO 5965 SILVER CREEK VALLEY ROAD, SAN JOSE, CA 95138, ATTENTION: INVESTOR RELATIONS.

Hugh Martin will now discuss our first quarter financial results and make a few remarks regarding the proposed merger of ONI and CIENA.

HUGH MARTIN:

Thank you, Jackie

Our first quarter revenue of $21 million was in line with our revised expectations for the quarter and reflects the softness in demand we, and others, are seeing in the telecom sector today.

On a pro forma basis, excluding amortization of deferred stock compensation and intangibles, our pro forma net loss was $(0.26) cents per diluted share and was also in line with our revised guidance. On a GAAP reported basis, the loss was $(0.30).

We added three new customers in the quarter and our trial activity remains strong. Importantly, we are making good progress with our ONLINE2500, an access edge product that enables cost effective optical delivery of multiple services to the Enterprise. In fact, two of our three new customers for the quarter are Enterprise customers that have deployed the ONLINE2500.

We are also moving forward with our plans to merge with CIENA. We have now received Hart-Scott-Rodino Act clearance and we are working closely with CIENA management to plan the integration of our companies.

I'd like to now share with you a few more details on our customer base.

We have historically defined our "customers" in 6 categories. They are:

1.    Emerging Carriers and CLECs
2.    Inter-Exchange Carriers or IXCs
3.    ISPs and ASPs
4.    Cable TV Companies
5.    Utilities and their Affiliates; and
6. ILECs and PTTs (These are the traditional RBOCS in the US and their International Counterparts)

Given the earlier comment about the additional market opportunities provided by the ONLINE2500, we are expanding the categories to include a new category:
"Enterprise" customers.

As mentioned, we added 3 new customers in the first quarter: 2 Enterprise customers and 1 PTT. We also recognized revenue from 18 existing customers. The 3 new customers bring the total number of ONI customers to date to 33.

Those customers fall into our categories in the following way:

                        -     12 CLECs
                        -      8 IXCs
                        -      4 ISPs and ASPs
                        -      2 Utilities and their Affiliates
                        -      5 ILECs PTTs and, now,
                        -      2 Enterprise

It is clearly a different environment today than just 12 months ago or even six months ago. Our customers have reduced their capital expenditures dramatically, and we are also being impacted by the financial condition of several carriers in the sector.

Analysts are predicting that many of the weaker carriers will close their doors or be absorbed by healthier carriers. They believe that ultimately the industry will be stronger with fewer carriers - most likely the incumbent carriers, such as the RBOCs in the US and the PTTs in Europe and Asia. We agree with this assessment, and we are seeing signs that the incumbents have a growing interest in next generation technology. For example, ONI's new PTT customer in Q1 has already begun carrying live traffic through their network on ONI product. It is one ring and represents a small order this quarter, but it is an important step to gaining access to a key carrier that could lay the groundwork for larger orders in the future.

We have not seen a major change in the competitive landscape. With the same number of vendors and fewer purchases, we see healthy competition for orders, but we believe that we still offer superior technology and better capability to provide our customers the most cost effective solution for next generation networking. An observation we can share is that as the economic environment has deteriorated, carriers increasingly focus on developing a smaller set of stronger vendors, seriously weakening the prospects for new, smaller entrants.

We are continuing to introduce new products that enhance our existing systems. In Q1, the Gateway Platform became generally available and we have already shipped and installed the product at a customer site. This is an important product for efficient aggregation of services into the long-haul network.

We also made generally available, the OC-192 FEC interface card, a product that extends the distance data can be transported with a greater capability to monitor the quality of the signal at important drop points - this provides a unique benefit to carriers that must have a reliable means to charge for the quality of their services. We also added greater ability to design and provision networks through the introduction of a new version of our software management system.

We enhanced our ability to deploy products with RBOCs, through completion of additional phases of the OSMINE process. We completed the first phase of work required for OSMINE certification of the ONLINE2500 and we've now also worked through the second phase of OSMINE certification for the ONLINE7000, ONLINE9000 and ONLINE11000 products.

In addition, our technical advancements in the transport and monitoring of data for storage applications have been well received by our customers. We announced in the quarter that three of our customers have expanded or adopted our storage network solutions for servicing their enterprise customers. We also announced that another major milestone related to storage - our ONLINE7000 and ONLINE9000 are now qualified by EMC Corporation as E-lab tested. This is one of the industry's most comprehensive testing programs and provides the "gold seal" of approval for the use of our products in storage applications.

On a separate note, I'd like to report that Nortel Networks has agreed to dismiss all claims related to four of the five patents at issue in its lawsuit. I am very pleased to see that they have dropped these claims. We will vigorously defend our position on the remaining claim in this suit.

Just as the strong players will emerge on the carrier side, we believe a few key equipment suppliers will emerge as winners. There are a number of legacy equipment suppliers that are struggling to reinvent their business, while supporting their legacy products. We believe that these suppliers must undergo considerable change to bring their business back to health.

Consolidation among suppliers will be inevitable and the real leaders in the market will be the suppliers that can provide end-to-end solutions that offer a cost effective network to carriers, both from an initial investment and a total cost of ownership perspective.

We are very excited about our planned merger with CIENA. We believe we are creating the only company that will offer a next generation, cost effective, end-to-end solution - and a company that is unencumbered by legacy products. We've received great feedback from our customers that a merger between ONI and CIENA offers real benefits to them.

We cannot predict when the industry will return to more normal levels of capital spending. We are cautious about predicting our revenue for the second quarter, given the most recent reductions in Cap Ex and continued financial instability of many companies in the sector. At this time, we do not see signs of improvement and we are not prepared to offer specifics on the outcome of the financial results for the second quarter.

Aside from our focus on Q2 business, we are all working very hard to consummate our merger with CIENA and still anticipate that the transaction will close in the 2nd or 3rd calendar quarter of 2002.

Now I'd like George Reyes to provide some additional details on our financial results.

GEORGE REYES:

Thanks Hugh and good afternoon to all of you,

As you now know, our overall results for the quarter were in line with the revised guidance we communicated to you on March 18. What I would like to do now is to take a few minutes to give you some sense of the underlying dynamics that drove the results for the quarter.

I would like to note that in this call we are providing pro forma information including pro forma net loss and pro forma expenses. We think that pro forma results give a clearer picture of our financial results from one period to another because they exclude non-cash charges that are not reflective of our operating results for the period being presented. This pro forma information is not prepared in accordance with GAAP and should not be considered a substitute for information presented in accordance with GAAP. In today's press release, we provide this pro forma information together with the reported GAAP results and a reconciliation of the differences between them. For the quarter ended March 31, 2002, the pro forma results exclude amortization of deferred stock compensation of approximately $4.8 million and amortization of intangibles of approximately $1.5 million for the quarter, and for the quarter ended March 31, 2001, the pro forma results exclude amortization of deferred stock compensation of approximately $12.3 million and amortization of goodwill and intangibles of approximately $1.3 million and a one-time charge for in-process research and development of $8.2 million. Having said all that, let's get on with our "tour of Q1" results:

      - Revenue at $21 million was at the mid-point of our revised range of $18-$24 million, yet it was well off our Q4 revenue level of $42 million. As we discussed with you during our

            March call, the primary drivers for this sequential drop in revenue included some of these factors:

                  - Very substantial CAPX reductions by most carriers and even temporary shutdowns of CAPX by other customers.

                  - Secondly a continued deterioration in the financial condition of many carriers leading to orders from fewer customers.

                  - Additionally we have selectively decided to cease extending trade credit to some of our customers.

      - Of the 21 revenue generating customers in the quarter, the mix of revenue across major customer categories was:

                  - IXCs at 49%, CLECs at 20%, ISP and ASP at 18%, with all other categories totaling about 13%.

                  - 3 customers each made up 10% or more of our revenue for the quarter.

                  - On an inception to date basis, that is from Q1 2000 through Q1 '02, we had only 3 10% customers and no one customer made up more than 20% of our revenues.

      - Moving to gross margin at 25.7% for fiscal Q1'02 was also in line with our expectations for the quarter given our lower levels of revenue.

                  - The primary cause of the reduction in gross margin from 37.1% in Q4 last year to 25.7% in Q1 of this quarter
                        (sic) was the impact of absorbing a fixed manufacturing cost structure sized to support a revenue level of $40 million against an actual $21 million level of revenue.

      - On the operating expense front, total pro forma operating expense for Q1 was $42.0 million up sequentially from $40.4 million in Q4. The primary drivers of the increase in operating expense were:

                  - An increase in the provision for bad debts to cover our exposure with some of our more "credit challenged" customers, and

                  - Increased legal and accounting costs associated with our pending merger with CIENA.

      - With respect to headcount, we ended the quarter with 682 employees versus 671 at the end of Q4.

      - Other income and expense net was at $704K of income was down about $700K sequentially from Q4 reflecting lower interest income associated with lower interest rates.

      - And finally, on a pro forma basis, EPS for the quarter was a loss of ($.26) in line with our revised range of a loss of ($.24) to ($.27).

Turning to the balance sheet

      - Cash and marketable securities as of March 31st were just under $667 million, again very consistent with our expectations.

                  - We used just under $12 million in cash for the quarter mainly due to strong collection efforts of our accounts receivable of just under $40 million, bringing our accounts receivable balance to $24 million dollars at the end of the Q1, down sequentially from $44 million at the end of the fourth quarter.

Having said that, DSOs for the quarter increased to 105 days in Q1 from 95 days in Q4 as even some of our more substantial customers chose to extend their payment terms to us beyond their contractually agreed terms.

      - Inventory at the end of the quarter was down slightly to $50 million, from $54 million in Q4.

      - Capital expenditures for the quarter totaled $4.6 million, down from $9 million in Q4 and quarterly depreciation was $10.3 million.

The weighted average number of shares outstanding at the end of the fourth quarter were approximately 138.9 million.

With respect to Q2, I would like to reiterate what Hugh said earlier - given the very difficult market conditions we are facing, we are not prepared to offer guidance at this time. Now I will turn it back over to Hugh.

HUGH MARTIN:

Thank you George.

We believe that the recovery in our sector will occur, but it will take time. Provided the merger is completed as planned, ONI and CIENA intend to move forward aggressively to continue to introduce new products that create a fully integrated system that will span the entire network. Systems that lower the carriers cost of operation, reduce their acquisition costs and most importantly, increase their opportunities to generate new revenue. We believe that combining these two market leaders puts us in the best position to win in the long term.

And now we'll be happy to take your questions. Thank you.